Exhibit 99.60

Canadian - US GAAP Reconciliation

Pro Forma Financial Information

FRANCO-NEVADA CORPORATION

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

(Expressed in United States dollars)

December 31, 2009 and September 30, 2010

(Unaudited)

Differences between Canadian and US Generally Accepted Accounting Principles (“GAAP”)

The Company’s unaudited consolidated pro forma financial information has been prepared in accordance with Canadian GAAP. These principles, as they pertain to the Company’s unaudited consolidated pro forma financial information differ from US GAAP and have the following material effects on unaudited pro forma net earnings:

	Nine Months Ended	Year Ended
	September 30,	December 31,
(in thousands of US dollars)	2010	2009
Consolidated Pro Forma Statement of Operations

Pro forma net income reported under Canadian GAAP	$73,421	$82,811
Add (deduct) items subject to US GAAP

Impairment on oil and gas interests (a)	—	(16,181)
Change in depletion on oil and gas royalty interests (a)	26,881	22,928
Change in fair value of derivative asset (c)	(10,167)	(6,669)
Business combination transaction costs (d)	(21,590)	(21,590)
Change in future income taxes (b and e)	(6,457)	(5,381)

Net change in pro forma earnings under US GAAP	(11,333)	(26,893)

Pro forma net income under US GAAP	$62,088	$55,918

Basic earnings per share — US GAAP	$0.50	$0.48
Diluted earnings per share — US GAAP	$0.50	$0.47

Basic weighted average shares outstanding- US GAAP	123,649	116,348
Diluted weighted average shares outstanding— US GAAP	125,190	117,924

FRANCO-NEVADA CORPORATION

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

(Expressed in United States dollars)

December 31, 2009 and September 30, 2010

(Unaudited)

The application of US GAAP would have the following material effects on the unaudited pro forma balance sheet as reported:

(in thousands of US dollars)	September 30, 2010

Consolidated Pro Forma Balance Sheet

Pro forma Assets
Total pro forma assets reported under Canadian GAAP	$2,592,042
Reduction in interests in oil and gas properties, net (a)	(192,048)
Change in fair value of derivative asset (c)	(10,167)
Transaction costs on debt issued	1,434
Adjustment to purchase price equation (d)	52,073
Total pro forma assets under US GAAP	$2,443,334

Pro forma Liabilities
Total pro forma liabilities reported under Canadian GAAP	$167,144
Transaction costs on debt issued	1,434
Reduction in future income taxes (b and e)	(46,130)
Adjustment to purchase price equation (d)	(943)
Total liabilities under US GAAP	$121,505

Pro forma Shareholders’ Equity
Shareholders’ equity reported under Canadian GAAP	$2,424,898
Cumulative adjustment to shareholders’ equity:
Impairment on oil and gas properties (a)	(207,834)
Change in depletion on oil and gas properties (a)	49,809
Change in future income taxes (b and e)	45,959
Business combination transaction costs (d)	(21,590)
Change in fair value of derivative asset (c)	(10,167)
Adjustment to purchase price equation (d)	74,606
Change in currency translation adjustment	(33,852)
Pro forma shareholders’ equity under US GAAP	$2,321,829

Total pro forma Liabilities and Shareholders’ Equity	$2,443,334

FRANCO-NEVADA CORPORATION

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

(Expressed in United States dollars)

December 31, 2009 and September 30, 2010

(Unaudited)

A description of US GAAP that results in differences from Canadian GAAP is as follows:

(a)       Interests in Oil and Gas Properties

Under US GAAP full cost accounting, the carrying value of petroleum and natural gas properties and related facilities, net of deferred income taxes, is limited to the present value of the after tax future net revenue from proved reserves, discounted at 10%, using oil and gas prices based upon an average price in the prior 12-month period and unescalated costs, plus (i) the costs of properties that have been excluded from the depletion calculation and (ii) the lower of cost or estimated fair value of unproved properties. Under Canadian GAAP, impairment exists when the carrying amount exceeds the estimated undiscounted future net cash flows associated with the Company’s proved reserves. If impairment is determined to exist, the costs carried on the balance sheet in excess of the discounted future cash flows associated with the Company’s proved and probable reserves are charged to income.

As at September 30, 2010, no impairment of capitalized costs resulted from the application of the impairment test under either US GAAP or Canadian GAAP. As at December 31, 2009, the application of the impairment test under US GAAP resulted in a write-down of $16,181 ($12,605 net of tax) whereas there was no impairment under Canadian GAAP.

Where the amount of impairment under Canadian GAAP differs from the amount of impairment under US GAAP, the charge for depletion will differ in subsequent years. For the period ended September 30, 2010, depletion under US GAAP was $26,881 lower ($20,424 net of tax) and $22,928 lower ($17,421 net of tax) for the year ended December 31, 2009 lower than Canadian GAAP.

(b)       Income taxes

Under US GAAP, enacted tax rates are used to calculate current and future taxes, whereas Canadian GAAP uses substantively enacted tax rates. The future income tax adjustments included in the Reconciliation of Pro forma Net Income under Canadian GAAP to US GAAP and the Reconciliation of the Pro forma Balance Sheet under Canadian GAAP to US GAAP include the effect of such rate differences, if any, as well as the tax effect of the other reconciling items noted above.

(c)        Derivative Asset

Under Canadian GAAP, mineral interests for which settlement is completed with the physical delivery of gold, the amount of which is based on a percentage of production at the mines, were recorded at cost in the Company’s unaudited consolidated pro forma financial statements. Under US GAAP, embedded derivative provisions apply to the accounting for a volumetric production payment for which the quantity of the commodity that will be delivered is reliably determinable. As such, for the guaranteed minimum ounces of gold to be received, derivative assets of $21,685 as at September 30, 2010, ($26,168 as at December 31, 2009) were recorded at fair value which was determined using a discounted cash flow valuation model. Under

FRANCO-NEVADA CORPORATION

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

(Expressed in United States dollars)

December 31, 2009 and September 30, 2010

(Unaudited)

Canadian GAAP, these mineral interests were recorded at cost of $31,852 as at September 30, 2010 and $32,837 as at December 31, 2009. For US GAAP purposes, the valuation model was updated for the current gold forward curve prices and actual payments received by the Company under the agreements at each reporting period date. The fair value loss of $10,167 for the nine months ended September 30, 2010 ($6,669 for the year ended December 31, 2009) has been included in the Statement of Operations as a “Change in fair value of derivative asset”.  The future income tax impact as at September 30, 2010 was $Nil (December 31, 2009 - $120).

(d)       Acquisition of Gold Wheaton Gold Corp (“Gold Wheaton”)

The business combination will be accounted for by applying the acquisition method under US GAAP, with Franco-Nevada as the acquirer of Gold Wheaton.  In determining the US GAAP adjustments to be reflected in the unaudited pro forma consolidated financial information, management updated the purchase price equation to reflect actual closing prices of Franco-Nevada’s common stock, foreign exchange rates to March 13, 2011 and actual number of shares, warrants and stock options outstanding of Gold Wheaton as at March 13, 2011. Under Canadian GAAP, announcement date prices were utilized in determining the purchase price equation and equity instruments reflected outstanding amounts as at January 5, 2011.

Under Canadian GAAP, costs incurred in completing a business combination are capitalized as part of the cost of the acquisition of the entity and included in the purchase price equation.  Under US GAAP, transaction costs are expensed to the Statement of Operations.  For the preparation of the pro forma financial information, the transactions costs were estimated at $21,590.

For the purposes of these unaudited pro forma consolidated financial statements prepared in accordance with US GAAP, the measurement of the purchase consideration in the unaudited pro forma consolidated financial statement information is based on the actual cash expended and the closing market price of Franco-Nevada’s common shares on March 13, 2011 which was C$33.70 per each Franco-Nevada share for the Acquisition.

For the purposes of determining the value of the purchase consideration, the shares, options and warrants have been derived from Gold Wheaton as at March 11, 2011.

FRANCO-NEVADA CORPORATION

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

(Expressed in United States dollars)

December 31, 2009 and September 30, 2010

(Unaudited)

The purchase price allocation based on US GAAP is summarized as follows

(in thousands of US dollars):

Purchase Price:
Cash on acquisition	$677,670
Shares issued on acquisition	402,445
Warrants	28,616
Options	11,931
Shares held in Gold Wheaton	20,643
Acquisition costs	—
$1,141,305
Net assets acquired:
Cash, cash equivalents and marketable securities	$119,694
Accounts receivable	35,353
Prepaid and other	229
Mineral interests	705,789
Note receivable	13,514
Investments	20,660
Other	1,434
Unallocated purchase price	269,973
Accounts payable and accrued liabilities	(11,624)
Current portion of long-term liabilities	(7,483)
Long-term liabilities	—
Future income taxes	(6,234)
$1,141,305

(e)        Accounting for tax uncertainties

The Company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”) effective January 1, 2008. FIN 48 is now known as ASC 70. FIN 48 requires that the tax effect(s) of a tax position be recognized only if it is “more-likely-than-not” to be sustained based on its technical merits as of the reporting date. The more-likely-than-not threshold represents a positive assertion by management that the Company is entitled to the economic benefits of a tax position. If a tax position is considered more-likely-than-not to be sustained based solely on its technical merits, the benefits of the tax position are to be recognized. The more-likely-than-not threshold must continue to be met in each reporting period to support continued recognition of a benefit.

As a result of this adoption in 2008, no adjustments were required to the period ended September 30, 2010 and year ended December 31, 2009.